

February 10, 2021

Paul Middleton
Chief Financial Officer
Plug Power, Inc.
968 Albany Shaker Road
Latham, NY 12110

> **Re: Plug Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 10, 2020**
> **Form 8-K filed November 9, 2020**
> **File No. 001-34392**

Dear Mr. Middleton:

We have reviewed your January 14, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 16, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

15. Employee Benefit Plans, page F-36

1.   We have read your response to comment 4 and have the following comments:

- Considering it appears your common stock has been publicly traded for a period exceeding the contractual term of your options and you have had option exercises for the past several years, please clarify how you determined that your historical exercise data is limited and cannot be relied upon in estimating the expected term.

- To the extent you can justify use of the simplified method, please revise future filings to provide the disclosures suggested by SAB Topic 14D, including the reasons why the simplified method was used, the types of share option grants for which the method was used if the method was not used for all share option grants, and the periods for which the method was used if the method was not used in all periods. In your response, please provide us with your proposed disclosure.

18. Commitments and Contingencies , page F-42

2.   We have read your response to comment 5. Please clarify if these financing obligations represent cash received that are repayable from future revenues, as indicated in ASC 470-10-25-1, or, as your response suggests, if the amounts represent the prepayment of revenues. In assisting us with an understanding of your accounting, please provide us with an example of this type of transaction illustrating the involved parties, payments, and performance obligations and provide us with example journal entries recorded upon and subsequent to recognition of the financing obligation.

Form 8-K filed November 9, 2020
Exhibit 99.1, page 1

3.   We have read your response to prior comments 6 and 7 and have the following comments:

- Please provide us with all proposed disclosures you intend to make in response to our comments.

- You indicate that the invoice value of equipment included in your gross billings metric is "measured on a relative basis using cash value within contracts." Please clarify what you mean by this statement and explain why it appears you do not use the actual amount invoiced.

- As previously requested, please amend your filing to remove the warrant provision adjustments, including the provision for loss contracts, from all non-GAAP measures. Please ensure that the amended filing complies with all comments issued during our review.

- Considering operating lease expense is a normal, recurring cash operating expense, please remove the "Right-of-use asset depreciation and interest associated with PPA financings" adjustment from your Adjusted EBITDA calculation. Considering the adjustment relates to operating leases, as opposed to finance leases, please also clarify why the adjustment includes right-of-use depreciation and interest expense.

Paul Middleton
Plug Power, Inc.
February 10, 2021
Page 3

   You may contact Andrew Blume at (202) 551-3254 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing